Hogan Lovells US LLP

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Andrew J. McCormick

Direct: +1 303 454 2589

andrew.mccormick@hoganlovells.com

November 21, 2017

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attn:	Larry Spirgel Courtney Lindsay

Re:	Royalty Flow Inc. Amendment No. 6 to Offering Statement on Form 1-A Filed November 16, 2017 File No. 024-10745

Ladies and Gentlemen:

On behalf of Royalty Flow Inc. (“Royalty Flow” or the “Company”), we hereby submit this letter in response to the comments received from the staff of the Division of Corporation Finance (the ”Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2017, with respect to the above-referenced Amendment No. 6 to Offering Statement on Form 1‑A filed by the Company on November 16, 2017 (as amended from time to time, the “Offering Statement”).

The Company has today filed via EDGAR an amendment to the Offering Statement (the “Amendment”). The Amendment reflects amended disclosure in response to the Staff’s comments.

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the comment letter. Capitalized terms used but not defined in this response letter have the meanings set forth in the Offering Statement.

United States Securities and Exchange Commission

November 21, 2017

Offering Circular Summary, page 1

Acquisition of Acquired Interests, page 3

Option Agreement, page 3

1.	Clarify whether the Company would be entitled to less than a 25% passive interest in the Eminem catalogue if you raise less than $25 million, and what could be the smallest percentage interest in the catalogue obtained by the Company if only the Minimum Offering Amount is raised.

RESPONSE:

The Company has updated the Amendment to clarify that Royalty Exchange is currently entitled to an approximately 15.67% interest in the Acquired Interests, representing the pro-rata amount of the 25% Option Price which has been paid (i.e., $11,750,000 of $18,750,000). As the 25% Option Price Remaining Payment is paid, the percentage interest in the Acquired Interests will increase pro rata with such payment, until the 25% Option Price Remaining Payment is paid in full and the 25% interest in the Acquired Interests is acquired. Upon the closing of an offering raising the minimum offering amount, Royalty Exchange will contribute its interest in the Acquired Interests to the Company, and the Company will be required to pay 25% of the proceeds to the Counterparties pursuant to the assumed Purchase Agreement. Upon such payment, the Company will be entitled to an additional approximately 3.67% interest in the Acquired Interests, bringing the Company’s total interest in the Acquired Interests to approximately 19.33%. The Company has further clarified that if it closes an offering raising the minimum offering amount, the Company plans to raise further debt or equity capital in a separate offering to pay the remainder of the 25% Option Price Remaining Payment. The updated disclosure can be found at pages 3, 4, 12, 32, 33 and F-7.

Use of Proceeds, page 25

2.	Revise to make clear what will occur if the Company raises only the Minimum Offering Amount.

RESPONSE:

The Company has updated the Amendment to make clear that in the event the Company raises only the minimum offering amount, twenty five percent (25%) of such proceeds ($2,750,000) will be paid to the Counterparties to reduce the 25% Option Price Remaining Payment, and the Company will use an amount in its discretion to partially repay the Promissory Note used to purchase the Acquired Interests from Royalty Exchange. The updated disclosure can be found at pages 9 and 25.

* * *

United States Securities and Exchange Commission

November 21, 2017

Please do not hesitate to contact the undersigned at (303) 454-2589 if you have any questions or would like any additional information.

Sincerely,

/s/ Andrew J. McCormick
Andrew J. McCormick

cc: Jeff Schneider, CEO, Royalty Flow Inc.